Laura Campos	Jonas Kron
Director of Shareholder Activities	SVP, Director of Shareholder Advocacy
Nathan Cummings Foundation	Trillium Asset Management, LLC

April 8, 2015

Dear Verizon Shareholders,

We are writing to urge you to VOTE “FOR” ITEM 4 on the company proxy card, which asks for a report on Verizon’s response to “regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality and an Open Internet.”

Given the high stakes for our company and the economy at large, we believe that a careful re-examination of Verizon’s approach to net neutrality is warranted. As discussed below, in our view, Verizon’s hostility to net neutrality creates market uncertainty, does not benefit investors and is not in the public interest.

Background
Network neutrality is the principle that all Internet traffic should be treated equally. It prevents Internet providers from blocking, speeding up or slowing down content based on its source, ownership or destination.

We believe strong net neutrality rules are in the interest of diversified investors, our economy and Internet Service Providers. In the absence of a firm and consistent regulatory policy, there is little doubt that the “highly successful status quo” of the open Internet would be aggressively challenged, potentially tampering with the Internet as an engine of economic growth and possibly inflicting huge, costly risks on the U.S. economy, the global economy and the public at large.

Verizon Communications has consistently opposed net neutrality. In 2012, the company filed a lawsuit against the Federal Communications Commission (Verizon v FCC) challenging the Commission’s authority to implement an earlier, less restrictive set of net neutrality rules.

In 2014, the FCC initiated an extended rule-making process regarding net neutrality. On February 26, 2015, the FCC adopted regulations that aim to protect net neutrality; the regulations classify broadband Internet access as a “telecommunications service” under Title II of the federal Communications Act.

Verizon has Mismanaged Its Approach to Net Neutrality

•	Verizon issues apparently contradictory positions on the impact of net neutrality.

Verizon – Argument for Yes Vote	Page 2

In its Statement of Opposition to this proposal, the Company states that it has “no plans” to engage in the practice of paid prioritization, which could allow some content providers to have faster Internet access. Yet attorneys for Verizon, in oral argument before the U.S. Court of Appeals, openly stated that the company would like to pursue different service pricing models which could lead to paid prioritization for some Internet content.  Verizon lawyer Helgi Walker told the court:  "I’m authorized to state from my client today that but for these [FCC] rules we would be exploring those types of arrangements.”1

On December 9, 2014, Francis Shammo, Verizon Executive Vice President and Chief Financial Officer, told securities analysts that strong net neutrality rules would not affect Verizon’s investment in its networks and downplayed the fear that Title II would lead to more limited investment. 2  One month later, Shammo backtracked, saying, "the approach in whole or in part on Title II is an extreme and risky path that will jeopardize our investment and the development of innovation in Broadband Internet and related services."3

•	Verizon’s approach is arguably short-sighted and has had unintended consequences.

The Company’s 2012 lawsuit against the FCC was successful in that the U.S. Court of Appeals ruled that under Federal Communications Act, the FCC did not have the authority to enforce its 2012 net neutrality principles.  However, the Court suggested that new regulation – under Title II of the Communications Act – would likely solve the problem.  This is in large measure what prompted the FCC to “reclassify” broadband Internet access under Title II.

As the National Journal observed:

Other Internet service providers won't publicly criticize Verizon. But privately, lobbyists grumble that they wouldn't be in this mess if Verizon had just accepted the old rules. Four broadband-industry officials said there's widespread frustration with Verizon for making what they view as a bad strategic error. Some companies had even tried to talk Verizon out of filing its lawsuit, officials said. [Emphasis added.]4

1 http://www.washingtonpost.com/blogs/the-switch/wp/2014/01/14/d-c-circuit-court-strikes-down-net-neutrality-rules/
2 http://seekingalpha.com/article/2743375-verizon-communications-vz-presents-at-ubs-42nd-annual-global-media-and-communications-conference-transcript
3 http://publicpolicy.verizon.com/blog/entry/verizon-cfo-fran-shammo-reiterates-the-dangers-of-title-ii-for-jobs-and-inv
4 http://www.nationaljournal.com/tech/why-the-broadband-industry-is-secretly-furious-with-verizon-over-net-neutrality-20141003

Verizon – Argument for Yes Vote	Page 3

•	Competitors and the market appear to disagree with Verizon’s analysis of the threat posed by stricter net neutrality regulation.

In the weeks after FCC Chairman Wheeler’s February 4th announcement of his intention to take the Title II reclassification approach, Verizon’s share price remained steady or even increased slightly. When considered together with the reaction of Verizon competitors Sprint and T-Mobile – who have stated that Title II regulation would not significantly impact their business – we believe the marketplace is signaling that net neutrality does not threaten the efficacy of the Company’s core business as an Internet Service Provider.

Verizon Looks Set to Throw Good Money After Bad

•	Verizon continues to implicitly threaten to initiate or support litigation that would challenge net neutrality rules.

In November 2014, its general counsel wrote that a new approach to net neutrality being contemplated by the FCC at the time “fairly guarantees litigation.”5 In December, the Company’s chief financial officer spoke of a “litigious environment” in the wake of net neutrality regulations.6

In contrast, two of Verizon’s leading competitors – Sprint and T-Mobile – have indicated that the anticipated Title II regulation would likely not present a threat to their business or cause them to reduce their investments in broadband network infrastructure. Sprint’s Chief Technology Officer, Stephen Bye, told Reuters, “We took a step back and said it works in the interest of our customers, our consumers and the industry and we frankly found some of the arguments (of our competitors) to be less than compelling…”7

Unknown quantities of corporate funds and time have been spent suing, lobbying and berating the FCC – and to what effect? We believe now is the time for Verizon to reconsider its support for legal action seeking to block the FCC’s rules reclassifying broadband under Title II and to apply itself to making its network prosper within Title II.

Conclusion

The Company argues that the report we seek is not needed. We disagree. Verizon’s disclosures to shareholders are wholly inadequate and fail to provide a forthright analysis and discussion of the risks associated with Verizon’s strategy of voicing support for network neutrality principles while actively seeking to undermine them. Furthermore, given Verizon’s potentially counterproductive focus on litigation, we believe the company and its shareholders could benefit from a thorough, Board-level examination of Verizon’s approach to network neutrality.

5 http://publicpolicy.verizon.com/blog/entry/diminishing-the-prospects-of-further-net-neutrality-litigation
6 http://seekingalpha.com/article/2743375-verizon-communications-vz-presents-at-ubs-42nd-annual-global-media-and-communications-conference-transcript
7 http://uk.reuters.com/article/2015/02/11/uk-sprint-corp-internet-neutrality-idUKKBN0LF00F20150211

Verizon – Argument for Yes Vote	Page 4

We urge you to VOTE FOR ITEM 4.

Sincerely,

/s/ Laura Campos

Laura Campos
Director of Shareholder Activities
Nathan Cummings Foundation

/s/ Jonas Kron

Jonas Kron
SVP, Director of Shareholder Advocacy
Trillium Asset Management, LLC

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC and the Nathan Cummings Foundation (NCF). Trillium and NCF are not asking for your proxy card and are not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

The views expressed are those of the authors and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.